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                              August 14, 2023

       Timothy Pickett
       Chief Executive Officer
       Kindly MD, Inc.
       230 W 400 South
       Suite 201
       Salt Lake City, UT 84104

                                                        Re: Kindly MD, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted July 26,
2023
                                                            CIK No. 0001946573

       Dear Timothy Pickett:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Plan of Operation , page 35

   1. We note your response to previous comment 13 and re-issue the comment in part. In your description of your
2023 operational plan, you note that "[a]t present, [y]our operations are solely based in
Utah and [you] have not currently targeted or planned specific expansion into other
states." However, your disclosure also states that you "hope to be able to enter four new
markets in the twelve calendar months following the closing of the
                                                        Offering." We also note
that your Growth Strategy section on page 5 of the Prospectus states that "[t]he
markets that [you] intend to explore and evaluate include North Carolina,
                                                        Texas, Florida,
Pennsylvania, among further expansion in Utah." Please reconcile your
 Timothy Pickett
Kindly MD, Inc.
August 14, 2023
Page 2
      disclosure regarding your twelve calendar month timeline and intended exploration of those specific markets with your statement that you have not currently targeted or planned specific expansion into other states.
Government Regulation, page 42

2. We note your response to previous comment 13 and we refer you to our comment above. We note your current growth plans and your disclosure that you hope to be able to enter four new markets in the twelve calendar months following the closing of the
      Offering. Please revise to clarify your disclosures and include the appropriate regulatory disclosures in this section if you elect to include disclosures regarding your entry into the new four markets. As appropriate, revise to include risk factor disclosures regarding the uncertainty of entering into these markers.
       You may contact Julie Sherman at 202-551-3640 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                             Sincerely,

FirstName LastNameTimothy Pickett                            Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameKindly MD, Inc.
                                                             Services
August 14, 2023 Page 2
cc:       Callie Tempest Jones, Esq.
FirstName LastName